Filed Pursuant to Rule 424(b)(3)

Commission File No. 333-195062

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated June 12, 2014)

49,220,000 Shares

Memorial Resource Development Corp.

Common Stock

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements and amends the prospectus dated June 12, 2014 (the “Final Prospectus”), relating to the initial public offering of shares of our common stock, including the sale of 21,500,000 shares by us and 27,720,000 shares by the selling stockholder named in the Final Prospectus (6,420,000 shares of which were sold pursuant to the exercise in full of the underwriters’ option to purchase additional shares of common stock from the selling stockholder). You should read this Prospectus Supplement in conjunction with the Final Prospectus, and this Prospectus Supplement is qualified by reference to the Final Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Final Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any additional amendments or supplements thereto.

On June 25, 2014, we priced our private placement (the “Notes Offering”) of $600 million aggregate principal amount of our 5.875% Senior Notes due 2022 (the “notes”) to eligible purchasers pursuant to an offering memorandum (the “Offering Memorandum”) dated June 25, 2014. This Prospectus Supplement is being filed to update, amend and supplement the information included in the Final Prospectus with certain information contained and incorporated by reference in the Offering Memorandum. Accordingly, such information is included in this Prospectus Supplement.

Our common stock trades on the NASDAQ Global Market under the symbol “MRD.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 25 of the Final Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated June 26, 2014

Recent Developments

The Offering

On June 25, 2014, we priced our private placement of $600 million aggregate principal amount of our 5.875% Senior Notes due 2022 to eligible purchasers. The notes will be our unsecured senior obligations. Accordingly, they will rank: (i) equally in right of payment with all of our existing and future senior unsecured indebtedness; (ii) effectively junior in right of payment to all of our existing and future secured indebtedness, including indebtedness under our senior secured revolving credit facility, to the extent of the value of the assets securing such indebtedness; (iii) structurally junior to all existing and future indebtedness and other liabilities of any non-guarantor subsidiaries; and (iv) senior in right of payment to all of our existing and future subordinated indebtedness.

Each of our guarantor subsidiaries will fully and unconditionally guarantee, jointly and severally, the notes if and so long as such entity guarantees (or is an obligor with respect to) indebtedness (other than the notes) in excess of a de minimis amount. Not all of our future subsidiaries will be required to become a guarantor. If we cannot make payments on the notes when they are due, the guarantors must make them instead. Each guarantee will rank: (i) equally in right of payment to all existing and future senior unsecured indebtedness of the guarantor; (ii) effectively junior in right of payment to all existing and future secured indebtedness of the guarantor, including its guarantee of indebtedness under our senior secured revolving credit facility, to the extent of the value of the assets securing such indebtedness; and (iii) senior in right of payment to any future subordinated indebtedness of the guarantor.

We expect the net proceeds from the Notes Offering to be approximately $586.0 million, after deducting the initial purchasers’ discounts and our estimated expenses. We intend to use the net proceeds of the Notes Offering for repayment of a portion of the borrowings outstanding under our senior secured revolving credit facility.

Neither the Offering Memorandum nor this Prospectus Supplement is an offer to sell the notes, and we are not soliciting offers to buy the notes, in any state where the offer or sale is not permitted. The Notes Offering is expected to close on July 10, 2014, subject to customary closing conditions.

Hedging

On June 19, 2014, we entered into incremental commodity hedges through 2017. These incremental commodity hedges represent total natural gas volumes of 48.6 Bcfe for the period July 2014—December 2017 at a weighted average price of $4.44, total oil volumes of 0.7 MMBbls for the period July 2014—December 2016 at a weighted average price of $94.05; and 1.6 MMBbls of NGLs for the period July 2014—December 2015 at a weighted average price of $41.66.

Liquidity

As of March 31, 2014, on a pro forma basis after giving effect to our initial public offering, the Notes Offering, the application of the net proceeds therefrom, and the other transactions described under “Summary—Recent Developments” in the Final Prospectus, we would have had approximately $634.4 million of total indebtedness, approximately $34.4 million of which would be secured indebtedness under our senior secured revolving credit facility to which the notes would be effectively subordinated (to the extent of the value of the assets securing such indebtedness), and we would have had approximately $634.1 million of additional borrowing capacity available after taking into account an anticipated reduction in the borrowing base in connection with this offering, subject to compliance with financial covenants, for additional secured borrowings which would be effectively senior to the notes. In connection with the issuance of the notes, we expect the borrowing base under our senior secured revolving credit facility to be automatically decreased by approximately $56.5 million.

Pro Forma Net Income

After giving effect to our initial public offering, the Notes Offering, the application of the net proceeds therefrom, and the other transactions described in our unaudited pro forma financial statements and accompanying notes in the Final Prospectus, our MRD Segment pro forma net income (loss) for the three months ended March 31, 2014 was $12.2 million and for the year ended December 31, 2013 was $(3.0) million.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis as adjusted to give effect to our issuance and sale on June 18, 2014 of 21,500,000 shares of common stock in our initial public offering, our application of the net proceeds therefrom and the restructuring transactions (including borrowing $620.4 million under our senior secured revolving credit facility to repay outstanding borrowings under our subsidiary’s credit agreements); and

•	on a pro forma as further adjusted basis to give effect to the issuance of the notes offered pursuant to the Notes Offering and the application of estimated net proceeds therefrom as described in “Recent Developments—The Offering.”

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds” in the Final Prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Final Prospectus and the pro forma and historical consolidated financial statements included in the Final Prospectus.

	At March 31, 2014
	Actual	Pro Forma As Adjusted	Pro Forma as Further Adjusted
Cash and cash equivalents(1)	$39,519	$36,444	$36,444
Restricted cash(2)	50,003	—	—
Long-term debt:
MRD Segment:
WildHorse Resources revolving credit facility	271,100	—	—
WildHorse Resources second lien term loan	325,000	—	—
MRD senior secured revolving credit facility	—	620,351	34,351
10.00%/10.75% Senior PIK Toggle Notes due 2018(3)	343,396	—	—
5.875% Senior Notes due 2022	—	—	600,000
MEMP Segment:
MEMP revolving credit facility	299,000	299,000	299,000
7.625% senior notes due 2021	689,435	689,435	689,435

Total long-term debt	1,927,931	1,608,786	1,622,786
Members’ equity:
MRD LLC members’ equity	222,889	—	—
Stockholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding (historical); 600,000,000 shares authorized, 192,500,000 shares issued and outstanding	—	1,925	1,925
Additional paid-in capital	—	1,172,170	1,172,170
Accumulated deficit	—	(870,261)	(870,261)

Total Memorial Resource Development Corp. stockholders’ equity	—	303,834	303,834
Noncontrolling interest	519,424	557,310	557,310

Total capitalization	$2,670,244	$2,469,930	$2,483,930

(1)	Includes $1.7 million of cash and cash equivalents related to Memorial Production Partners LP (“MEMP”) and its subsidiaries.
(2)

Represents the $50 million of restricted cash held in the debt service reserve account related to, including as security for payment of interest and certain other payments on, the $350,000,000 10.00%/10.75% Senior PIK Toggle Notes due 2018 (the “PIK notes”) of which $32.8 million (net of approximately $17.2 million used to pay accrued interest on the PIK notes on June 15, 2014) currently held by Memorial Resource Development

LLC (“MRD LLC”), and will be released to MRD Holdco LLC upon redemption of the PIK notes, which will occur on July 16, 2014, or on the discharge date if this occurs prior to July 16, 2014. We reimbursed MRD LLC for the approximately $17.2 million interest payment.
(3)	In connection with the closing of our initial public offering, we assumed the PIK notes and will use approximately $360 million of the proceeds of that offering to redeem the PIK notes in their entirety, to pay any applicable premium in connection with such redemption and to pay accrued and unpaid interest, if any, to July 16, 2014, the date of redemption. Pending such redemption date or any earlier discharge date of the PIK notes, we used such proceeds to temporarily reduce amounts outstanding under our senior secured revolving credit facility. The PIK note balance as of March 31, 2014 reflects unamortized issuance discount.